Exhibit 4.13

FORM OF AMENDMENT TO

SENIOR LENDING AGREEMENT TO

ADD BANKS OR OTHER FINANCIAL INSTITUTIONS

Amendment No. 9 to Senior Lending Agreement

This Amendment to that certain Secured Senior Lending Agreement dated as of June 12, 2009, as amended, a copy of which is attached hereto (hereinafter referred to as the “Senior Lending Agreement”) is made as of July 8, 2010, by and between all banks or other financial institutions which are, as of the date hereof, parties to such Senior Lending Agreement (“Banks”); Pioneer Financial Services, Inc. (hereinafter referred to as “Pioneer”), certain of its Subsidiaries and CrossFirst Bank Leawood, a Kansas corporation with offices located at 4707 West 135th Street, Overland Park, KS 66224 (hereinafter referred to as “New Bank”).

WHEREAS, Pioneer has requested New Bank to extend credit to it and New Bank is willing to extend such credit; and

WHEREAS, Pioneer is prohibited from receiving credit from New Bank unless New Bank becomes a party to the Senior Lending Agreement; and

WHEREAS, New Bank desires to become a party to the Senior Lending Agreement.

NOW, THEREFORE, in consideration of the mutual agreement of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed by and between Pioneer, New Bank and all of the Banks which are presently parties to the Senior Lending Agreement as follows:

1.             The Senior Lending Agreement is hereby amended pursuant to Section 12 thereof to add New Bank as a party thereto on the eleventh (11th) Business Day following delivery by Pioneer of a copy hereof executed by both Pioneer and New Bank to each of the Banks which are presently parties to the Senior Lending Agreement if the New Bank is a Voting Bank provided none of the said Banks object to New Bank becoming a party to the Senior Lending Agreement or if the New Bank is a Non-Voting Bank, on the effective date hereof.

2.             Upon the effective date hereof which shall be determined by paragraph 2 of Section 12 of the Senior Lending Agreement, New Bank agrees to be bound by all terms and conditions of the Senior Lending Agreement and further agrees that all credit which is extended by New Bank to Pioneer shall be subject to all terms and agreements of the Senior Lending Agreement.

3.             Section 1 of the Senior Lending Agreement is hereby amended to add new definitions which shall state the following:  “CrossFirst Bank Leawood” shall mean CrossFirst Bank Leawood  with offices located in Kansas.”

4.             Paragraph 5 of Section 1 of the Senior Lending Agreement is hereby amended to add New Bank within the definitions of “Banks” as either a “Voting Bank” or a “Non-Voting Bank”.  New Bank box hereby confirms that it is either a Voting Bank or a Non-Voting Bank by checking the appropriate box below and initialing its choice where indicated:

Voting Bank
(INITIALS)

Non-Voting Bank
(INITIALS)

5.             Paragraph 13.1 of Section 13 of the Senior Lending Agreement is hereby amended to add the following:

“CrossFirst Bank Leawood, 4707 West 135th Street, Overland Park, KS 66224 ”.

6.             All terms of the Senior Lending Agreement, unless expressly amended hereby, shall remain in full force and effect as if this Amendment had not been adopted.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Senior Lending Agreement as of the day and year first above written.

PIONEER FINANCIAL SERVICES, INC. a Missouri corporation Individually and on behalf of its Subsidiaries listed on Exhibit L to the Senior Lending Agreement

By:	/s/ Laura Stack
Name:	Laura Stack
Title:	Chief Financial Officer

CROSSFIRST BANK LEAWOOD a KANSAS Corporation

By:	/s/ Cris D. Smith
Name:	Cris D. Smith
Title:	Vice President — Chief Lending Officer